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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2004

                        Commission File Number 001-15012
                                               ---------

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X  Form 40-F
                                     ---           ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                 Yes     No  X
                                     ---    ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                 Yes     No  X
                                     ---    ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes     No  X
                                     ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a fair disclosure relating to the disaffiliation of
                   M-Commerce, Ltd. from the Company's group, filed with the Korea Securities Dealers Association Automated Quotation Market on April 28, 2004; and

     Exhibit 99.2: a corporate disclosure relating to the change in the estimated useful life for calculating the depreciation costs of tangible assets, filed with the Korea Securities Dealers Association Automated Quotation Market and the Financial Supervisory Commission of Korea on April 29, 2004.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      HANARO TELECOM, INC.



Date: April 30, 2004                  By: /s/ Soon-Yub Samuel Kwon
                                          --------------------------------------
                                          Name:  Soon-Yub Samuel Kwon
                                          Title: Senior Executive Vice President

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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       ------------
99.1:             a fair disclosure relating to the disaffiliation of
                  M-Commerce, Ltd. from the Company's group, filed with the
                  Korea Securities Dealers Association Automated Quotation
                  Market on April 28, 2004.

99.2: a corporate disclosure relating to the change in the estimated useful life for calculating the depreciation costs of tangible assets, filed with the Korea Securities Dealers Association
                  Automated Quotation Market and the Financial Supervisory
                  Commission of Korea on April 29, 2004.